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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                              OR 15d-17 THEREUNDER

                            COMSHARE, INCORPORATED
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                 (EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER)

                555 BRIARWOOD CIRCLE, ANN ARBOR, MICHIGAN 48108
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                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Issuer's telephone number, including area code: (313) 994-4800


                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:  Common Stock, $1.00 par value per share

2.  Number of shares outstanding before the change: 5,498,015

3.  Number of shares outstanding after the change: 8,246,942

4.  Effective date of change:  November 20, 1995

5.  Method of change:  Specify method (such as merger,
                       acquisition, exchange, distribution,
                       stock split, reverse split, acquisition
                       of stock for treasury, etc.)

                        Three-for-Two Stock Split

Give brief description of transaction: The Company's Board of Directors declared a three-for-two stock split which became effective on November 20, 1995 for shareholders of record on November 13, 1995.


                         II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change:

2.  Name after change:

3.  Effective date of charter amendment changing name:

4.  Date of shareholder approval of change, if required:


Date 11/20/95                               /S/ KATHRYN A. JEHLE
                                            ---------------------------
                                             KATHRYN A. JEHLE
                                             SENIOR VICE PRESIDENT AND
                                             CHIEF FINANCIAL OFFICER